UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012 (Report no. 2)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

16 Hatidhar Street, Raanana 43652, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: Tikcro Technologies Announces 2012 Annual General Meeting, dated November 26, 2012.

Exhibit 99.2	Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement, dated November 26, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

	By:	/s/ Aviv Boim
Date: November 26, 2012		Aviv Boim, CEO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release: Tikcro Technologies Announces 2012 Annual General Meeting, dated November 26, 2012.
99.2	Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement, dated November 26, 2012.